August 13, 2018

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Raminpour

Re:	Re: Navios Maritime Acquisition Corporation

Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 19, 2019 and File No. 001-34104

Navios Maritime Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 9, 2019 and File No. 001-33811

Navios Maritime Holdings Inc.

Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 29, 2019 and File No. 001-33311

Dear Ms. Raminpour:

On behalf of Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Maritime Holdings Inc. (the “Companies”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 9, 2019 (the “Comment Letter”), relating to the Companies’ Annual Reports on Form 20-F for the fiscal year ending December 31, 2018. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

The Company expects to file an exhibit only filing on Form 20-F/A for Navios Maritime Partners L.P. within approximately one week, as indicated in our response letter to the Staff on July 22, 2019, which will include a cover page, an explanatory note, Item 19 including a new Exhibit 15.3, the signature page, and certifications.

4839-3784-8732.3

THOMPSON HINE LLP ATTORNEYS AT LAW	335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com O: 212.344.5680 F: 212.344.6101

Navios Holdings—Form 20-F for the Fiscal Year Ended December 31, 2018

Item 3. Key Information

D. Risk Factors

Risks Relating to Argentina, page 45

1.

We have reviewed your response to our prior comment 3 concerning Navios Holdings. In future filings, please expand your Risk Factors section to disclose that Argentina was determined to be a highly inflationary economy as of June 30, 2018, the economic factors resulting in the Argentine economy being highly inflationary, and the relevant portions of your response as to why there was no material impact on your operations or the need for remeasurement of the financial statements of the Argentinian subsidiary, including the fact that the functional currency of the Argentinian subsidiary is the U.S. dollar and its day-to-day operations are dependent on the economic environment of the parent company’s U.S. dollar currency.

Response: The comment has been duly noted and in future filings, the Company will revise its Risk Factors to expand the risks related to regarding Argentina’s highly inflationary economy, the economic factors resulting in the Argentine economy being highly inflationary, and the relevant portions of the Company’s reasoning as to why there was no material impact on the Company’s operations or the need for remeasurement of the financial statements of the Company’s Argentinian subsidiary, including the fact that the functional currency of such Argentinian subsidiary is the U.S. dollar and its day-to-day operations are dependent on the economic environment of the parent company’s U.S. dollar currency.

*    *    *    *

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Form 20-F or this response letter.

Very truly yours,

/s/ Todd E. Mason

cc:     Securities and Exchange Commission (Ms. Beverly Singleton)

Navios Maritime Holdings Inc. (Mr. George Achniotis)

Navios Mairitme Partners L.P. (Mr. Efstratios Desypris)

Navios Maritime Acquisition Corporation. (Mr. Leonidas Korres)